SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        AMENDMENT NO. 1 TO FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                              Commission File No. 333-85755

      | | Form 10-K | | Form 20-F | | Form 11-K |X| Form 10-Q | | Form NSAR

For the period ended: June 30, 2007

| |   Transition Report on Form 10-K
| |   Transition Report on Form 20-F
| |   Transition Report on Form 11-K
| |   Transition Report on Form 10-Q
| |   Transition Report on Form NSAR

For the transition period ended:

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  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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 If the notification related to a portion of the filing checked above, identify
                   the item(s) to which notification relates:

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Part I-Registrant Information
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  Full name of Registrant:         Bromwell Financial Fund, Limited
                                   Partnership
  Former name if Applicable:
  Address of Principal Executive
   Office (Street and Number):     505 Brookfield Drive
  City, State and Zip Code:        Dover, DE 19901

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Part II-Rule 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

          (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
| |
          (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

    On August 14, 2007, the Registrant reported on Form 12b25 that it required additional time to complete the review of its second quarter 2007 financial statements and description of its controls and procedures, and that it could not complete this review by the due date of the subject report without unreasonable effort or expense. An automatic extension pursuant to Rule 12b25 was granted for the Registrant to file the second quarter 2007 Form 10-Q (the "Quarterly Report") within five calendar days. As of the expiration of that extension, today, August 20, 2007, the Registrant is still not able to complete the review of its financial statements and requests a further extension of time to file the Quarterly Report until August 31, 2007.

    The Registrant affirms that (1), it has not made any offers or sales of its registered securities to non-affiliates of the Registrant since its cessation of business in January, 2005 and, accordingly, has not raised the minimum to re-commence business, (2) it will not make any offers or sales of its securities until the Quarterly Report is filed, and (3) there are no disagreements with the independent certifying accountants as of the date of filing of this Amended Form 12b25.

    The cause of this delay is that the Registrant has recognized the necessity of restating its financials for the years 2005, 2006 and the first quarter of 2007. The Registrant cannot prepare its Quarterly Report until those restated financials have been completed and reviewed by its independent auditor. These actions are in progress, but have not yet been completed. Because the Registrant has not been operational since January, 2005 and has not yet re-commenced business, its resources are limited. Additionally, the accountant responsible for initial
    preparation of the financial statements was recently changed.   The
    Registrant expects that future statements will be prepared on time and will not be subject to these extenuating circumstances.

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Part IV-Other Information
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   (1)    Name and telephone number of person to contact in regard to this notification:

          Michael Pacult                        260             833-1306
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             (Name)                         (Area Code)    (Telephone Number)


   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                           |X| Yes   | | No

If the answer is no, identify report(s)


   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           |X| Yes   | | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Registrant has recognized the necessity of restating its financials for the years ended 2005 and 2006 and the quarter ended March 31, 2007 to expense offering costs as incurred, and will file a Form 8-K within the next day to provide notice of the inability to rely on these prior financial statements and reports. When the Registrant initially filed this Form 12b25 to request the automatic extension of time, it had not concluded these restatements would have to be made, which is why it checked "No" to the above question.

    Initial accounting reports indicate that there will be a significant change in results of operations from the corresponding period for the last fiscal year. Specifically, accumulated reorganization expenses as of March 31, 2007 and years ended 2006 and 2005 of $52,489, $52,489, and
    $24,091, respectively, were previously recorded as assets and not reflected as Expenses on the Statement of Operations. However they will be restated as liabilities as of June 30, 2007, March 31, 2007 and the years ended 2006 and 2005, in the estimated amounts of $4,308, $0, $28,398, and $24,091, respectively, and reflected on the Statements of Operations as Expenses.




                  Bromwell Financial Fund, Limited Partnership
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                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant                        Bromwell Financial Fund, LP
                                  By Belmont Capital Management, Incorporated
                                  Its Corporate General Partner


                                  By:  /s/ Michael Pacult
                                       Mr. Michael P. Pacult
                                       Sole Director, Sole Shareholder,
                                       President, and Treasurer of the

Date:	August 20, 2007

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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